EXHIBIT 99.1

Norsk Hydro Produksjon AS Announces Extension of Consent Solicitation

OSLO, Norway, July 17, 2007 (PRIME NEWSWIRE) -- Norsk Hydro Produksjon AS ("Norsk Hydro Produksjon") announced today the extension of its consent solicitation in respect of its 9.125% Debentures due 2014 (the "2014 Debentures") to 5:00 p.m., New York time, on July 30, 2007 (the "Expiration Date"). As of 5:00 p.m., New York time, on July 16, 2007, Norsk Hydro Produksjon received the consents of holders of $90,000 of the $478,000 outstanding principal amount of the 2014 Debentures. The extension of the consent solicitation is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement and prospectus dated June 19, 2007 (the "Consent Solicitation Statement") and the related consent letter dated 19 June 2007 (the "Consent Letter").

A soliciting dealer fee of $20 for each $1,000 principal amount of 2014 Debentures for which valid and unrevoked consents are delivered on or prior to the Expiration Date will be paid by Norsk Hydro Produksjon to qualifying brokers.

As previously announced, as of 5:00 p.m., New York time, on July 3, 2007, Norsk Hydro Produksjon received the consents of holders of a majority in outstanding principal amount of the 7.25% Debentures due 2027, the other outstanding series of Norsk Hydro Produksjon securities.

Citigroup Global Markets Limited is acting as Solicitation Agent with respect to the consent solicitation. Questions with respect to the terms of the extended consent solicitation should be directed to Citi at +44 (0) 20 7986 8969, (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Global Bondholder Services Corporation ("GBSC") is acting as both "Information Agent" and "Tabulation Agent" with respect to the consent solicitation. Requests for assistance in completing and delivering the Consent Letter or requests for additional copies of the Consent Solicitation Statement, the Consent Letter or other related documents for the extended consent solicitation should be directed to GBSC at +1 866 387 1500 (toll-free) or +1 212 430-3774 (banks and brokers).